# APPENDIX A

discussed under the heading "Risk Factors" and any related free writing prospectus. Accordingly, investors should not place undue reliance on this information.

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## Prospectus Summary

*This summary highlights certain information about us, this offering and selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our Series A preferred stock or common stock. For a more complete understanding of our company and this offering, we encourage you to read and consider carefully the more detailed information in this prospectus, including the information contained under the heading "Risk Factors" beginning on page 6 of this prospectus, and the information included in any free writing prospectus that we have authorized for use in connection with this offering.*

### Cardica, Inc.

### Company Overview

We are commercializing and developing a microcutter product line based on our proprietary "staple-on-a-strip" technology intended for use by thoracic, bariatric, colorectal, urological, gynecological and general surgeons. Our microcutter product line is designed to cut and staple human tissue during video-assisted (laparoscopic or thoracoscopic) and open surgical procedures. The product line includes the currently commercially available MicroCutter XCHANGE® 30, and the planned MicroCutter XCHANGE® 45, the FLEXCHANGE™ 30 and the XPRESS® 45. The MicroCutter XCHANGE 30 has the smallest shaft diameter (five millimeters) of a commercially-available articulating surgical stapler, and is used with cartridge-based staples that are first loaded in the device and then deployed by the microcutter, which also cuts the tissue in the center of the deployed staple rows, referred to as the staple lines. The small diameter and wide range of articulation allow the XCHANGE 30 to be used in areas that may be difficult to reach with conventional 12 millimeter surgical staplers. These features also increase visibility at the surgical site and reduce the trauma to the thoracic or abdominal wall typically inflicted by larger trocars, which are the tubes through which the surgical instruments are inserted. The use of cartridges enables the surgeon to only use one microcutter to deploy multiple staple lines by reloading a cartridge in the microcutter for subsequent deployments. Future planned products in the microcutter product line include the MicroCutter XCHANGE 45, also a cartridge-based microcutter device with a slightly larger 8 millimeter shaft diameter; the MicroCutter FLEXCHANGE 30, a cartridge-based microcutter device with a flexible shaft to facilitate endoscopic procedures requiring cutting and stapling; and the MicroCutter XPRESS 45, a multi-fire endolinear microcutter device specifically designed for bariatric and thoracic surgical procedures. Each microcutter device is designed to deliver standard surgical staple line lengths of 30 millimeters or 45 millimeters, as denoted in its name.

We estimate that the commercially-available MicroCutter XCHANGE 30, along with these planned additional products, would provide us with a commercial opportunity of approximately 1.4 million procedures annually in the United States involving, we estimate over four million staple cartridge deployments, three million of which we believe are deployed in laparoscopic procedures.

We received from the United States Food and Drug Administration, or FDA, 510(k) clearance for the MicroCutter XCHANGE 30 and blue staple cartridge in January 2014, and for the white staple cartridge in February 2014, for use in multiple open or minimally-invasive surgical procedures for the transection, resection and/or creation of anastomoses (the connection of two tubular structures) in small and large intestine, as well as the transection of the appendix. As a result, we currently do not have an indication for kidney, liver, spleen or lung surgery. The color of the cartridge applies to target tissue thickness and is standard among surgical staplers. The MicroCutter XCHANGE 30 blue cartridge is for use in medium thickness tissue (approximately 1 mm to 2.5 mm thick) and the white staple cartridge is for use in thin tissue (approximately 0.5 mm to 1.5 mm thick). According to a 2012 U.S. market survey, approximately 40% of sales for laparoscopic stapling procedures are performed on thin tissue and approximately 40% of sales for laparoscopic procedures are performed on medium thickness tissue. The remaining thicker tissues are typically stapled with cartridges color coded in green, which we expect to be available as part of the planned MicroCutter XCHANGE 45. In addition, our exclusive distributor in Japan, Century Medical, Inc., or Century, has filed for regulatory approval of our MicroCutter XCHANGE 30 cartridges with the Pharmaceuticals and Medical Devices Agency in Japan and upon approval, anticipates launching the MicroCutter XCHANGE 30 in Japan.

# XCHANGE 30 Tissue Range



| Vascular | Colon / Lung | Stomach / Bronchus |
|----------|--------------|---------------------|
| Very Thin | Thin | Medium | Thick |

0   1   2   3   4   mm



White



Blue

Per IFU